February 18, 2011

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	The Finish Line, Inc.
Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 6, 2010
Schedule 14A
Filed June 21, 2010
File No. 000-20184

Dear Mr. Reynolds:

We have received and reviewed your comment letter related to our Form 10-K for the fiscal year ended February 27, 2010 and filed on May 6, 2010, and our Definitive Proxy Statement on Schedule 14A filed on June 21, 2010.  We appreciate the comments and suggestions to help strengthen our disclosures going forward.  We have included the Staff's original comments below followed by our responses to each comment.

Form 10-K for the Fiscal Year Ended February 27, 2010

Exhibits

Comment 1:
We note that Exhibit 10.21 appears to be missing schedules, attachments or exhibits.   Please confirm that you will file this exhibit in its entirety with your next periodic report.

Response:
We acknowledge your comment, and confirm we will file Exhibit 10.21 in its entirety, which shall include the missing schedules and exhibits, with our next periodic report.

Mr. Reynolds
United States Securities and Exchange Commission
February 18, 2011

Comment 2:
We note that the form of the restricted stock award agreement filed as exhibit 10.27 has omitted the performance goal. It appears that the target is a material term of the agreement. Please explain the basis for omitting this term under Item 601 of Regulation S-K.

Response:
The restricted stock award agreement filed as exhibit 10.27 is the base form of such agreement utilized by the company for performance based restricted stock awards.  The performance goal metric, the specific target (as well as threshold and maximum) percentages, and the specific award percentages are determined and set for each performance period/fiscal year by the compensation committee of the board of directors of the company.  Such performance goal metric, specific target percentages, and award percentages are subject to change for each performance period/fiscal year as determined by the compensation committee.  Thus, the form restricted stock award agreement filed as exhibit 10.27 does not reflect specific target percentages and award percentages, as those are subject to change from year to year, which is signified by the blanks in the agreement.  In order to accurately disseminate such information, the actual performance goal metric, specific target percentages, and specific award percentages for each performance period/fiscal year are set forth and reflected in the company’s Definitive Proxy Statement on Schedule 14A.  The Definitive Proxy Statement on Schedule 14A to be filed by the company in 2011 will set forth and reflect those actual items for fiscal year 2011, and thereafter those specific items for the subsequent performance periods/fiscal years will be set forth and reflected in the appropriate Definitive Proxy Statement on Schedule 14A to be filed by the company.

Furthermore, the omitted information is vesting criteria and/or performance metrics which the SEC has stated can be omitted from a form of award agreement. See Compliance and Disclosure Interpretation for Exchange Act Form 8-K dated January 14, 2011 and predecessor CD&Is.

Definitive Proxy Statement on Schedule 14A

Comment 3:
Please confirm that you will disclose in future filings the extent of the board’s role in the risk oversight of the company, such as how the board administers its oversight function, and the effect that this has on the board’s leadership structure, as required by Item 407(h) of Regulation S-K.

Mr. Reynolds
United States Securities and Exchange Commission
February 18, 2011

Response:
We acknowledge your comment, and confirm that in future filings we will disclose, as required by Item 407(h) of Regulation S-K, the extent of the board’s role in the risk oversight of the company, such as how the Board administers its oversight function, and the effect that this has on the board’s leadership structure.

Comment 4:
We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe in detail the process you undertook to reach the conclusion that disclosure is not necessary.

Response:
In reaching the conclusion that disclosure under Item 402(s) of Regulation S-K was not necessary, both the compensation committee of the board of directors of the company and company management thoroughly evaluated the company’s compensation plans, programs and policies and any related risks which would be reasonably likely to have a material adverse effect on the company.  In setting and monitoring executive compensation for each fiscal year, the compensation committee, during most or all of its quarterly meetings, identified potential risks to the company as part of its review.  The compensation committee then evaluated such risks and the possible effect on the company and subsequently discussed such items on various occasions with the committee’s outside executive consulting group and with company management.  As part of the compensation committee’s discussion with company management, a review of the overall design and operation of executive compensation arrangements and analysis of any programs which might encourage inappropriate risk-taking by the company were carried out.  In addition, company management presented to the compensation committee its own separate internal assessment of both executive and non-executive compensation, which was developed over a series of management meetings, and potential related risks, and further discussed and evaluated with the committee those risks identified.  After this evaluation process and a final analysis, the compensation committee concluded that the company’s compensation plans and its programs and policies in connection with those, considered as a whole, did not create any material adverse risk to the Company.  Throughout fiscal year 2010, both the compensation committee and company management had controls and processes in place, outside of regularly schedule meetings, in order to identify and track compensation related issues, including potential risks to the company, on an ongoing basis.  The compensation committee and company management thus were effectively and readily able to recognize, discuss, and evaluate potential risks at their regular meetings, thus leading the compensation committee and company management to be especially cognizant of potential compensation related risks to the company continuously throughout the year.

Mr. Reynolds
United States Securities and Exchange Commission
February 18, 2011

Pursuant to the Staff’s request, the company hereby additionally acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We appreciate the Staff's responsiveness with respect to the Company's filings and look forward to resolving these concerns of the Staff.  If you have any questions regarding our responses to these comments or require further documentation and/or support related to our responses, please contact Edward W. Wilhelm, the Company’s Chief Financial Officer, at (317) 613-6914 or me at (317) 613-6950.

Sincerely,

/s/ Beau Swenson
Beau J. Swenson
Chief Accounting Officer